UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-39774
Rover Group, Inc.
(Exact name of registrant as specified in its charter)
720 Olive Way, 19th Floor
Seattle, WA 98101
(888) 453-7889
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 1*
*On February 27, 2024, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 29, 2023, by and among Rover Group, Inc., a Delaware corporation (the “Company”), Biscuit Parent, LLC, a Delaware limited liability company (“Parent”), and Biscuit Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rover Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ROVER GROUP, INC.

Date: March 8, 2024	By:	/s/ Charlie Wickers
	Name:	Charlie Wickers
	Title:	Chief Financial Officer